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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors Endeavour Silver Corp.

We consent to the inclusion in the annual report on Form 40-F of:

  our Independent Auditors’ Report of Registered Public Accounting Firm dated March 29, 2012 on the consolidated statements of financial position of Endeavour Silver Corp. (the “Company”) as at December 31, 2011, December 31, 2010, and January 1, 2010, and the consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010; and

  our Report of Independent Registered Public Accounting Firm dated March 29, 2012 on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011,

each of which is included in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2011.

We also consent to the incorporation by reference of such reports in the Company’s Registration Statement on Form S-8 (No. 333-160349).

Chartered Accountants

March 30, 2012
Vancouver, Canada

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